UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

__________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: April 2007

000-29144

(Commission File Number)

__________________

ILOG S.A.

(Translation of registrant’s name into English)

9 rue de Verdun BP 85

94253 Gentilly, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_____.

On April 11, 2007, ILOG S.A. issued a press release regarding the acquisition of LogicTools, Inc., a Chicago-based provider of supply chain planning applications. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The press release contains forward-looking statements regarding ILOG S.A. and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

Exhibit	Description

99.1	Press release, issued April 11, 2007, by ILOG S.A., regarding the acquisition of LogicTools, Inc., a Chicago-based provider of supply chain planning applications.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILOG S.A.

By: /s/ Jerome Arnaud Name: Jerome Arnaud Title: Chief Financial Officer

Date: April 12, 2007